EXHIBIT 99.1

Just Energy Group Inc. Launches Invitation to Holders to Offer to Sell 2019 Convertible Bonds

NOT FOR DISTRIBUTION IN OR INTO OR TO ANY PERSON LOCATED OR RESIDENT IN THE UNITED STATES, ITS TERRITORIES AND POSSESSIONS OR IN OR INTO ANY OTHER JURISDICTION WHERE SUCH DISTRIBUTION WOULD BE PROHIBITED BY APPLICABLE LAW

TORONTO, Sept. 12, 2018 (GLOBE NEWSWIRE) -- Just Energy Group Inc. (TSX:JE; NYSE:JE), a leading consumer company specializing in electricity and natural gas commodities, energy efficiency solutions, and renewable energy options, announces an invitation to holders to offer to sell the outstanding US$150,000,000 6.50 per cent. convertible bonds due 2019 (the “Bonds”).

Just Energy Group Inc. (“Just Energy” or the “Purchaser”) is inviting holders of the Bonds to sell to Just Energy for cash any and all of their Bonds (the “Invitation”). The purchase price per US$200,000 principal amount of the Bonds validly offered for sale will be US$202,000 (the “Purchase Price”). In addition, the Purchaser will pay an amount in cash (rounded down to the nearest US$0.01) equal to the interest accrued and unpaid to (but excluding) the Settlement Date on those Bonds accepted for purchase, as further described in the Invitation Term Sheet (as defined below).

HSBC Bank plc will act as lead dealer manager (the “Lead Dealer Manager”) and Lucid Issuer Services Limited will act as tender agent (the “Tender Agent”) in respect of the Invitation. National Bank Financial Inc. will act as co-dealer manager (together with the Lead Dealer Manager, the “Dealer Managers”).

The Invitation

The Invitation is being made upon the terms and subject to the conditions set forth in the invitation term sheet dated 12 September 2018 (the “Invitation Term Sheet”). The Invitation Term Sheet may be obtained from the Tender Agent, whose contact details are set out at the end of this announcement.

Bondholders are requested to read the Invitation Term Sheet in full before making any decision with respect to the Invitation. Bondholders may wish to obtain independent professional advice before making any such decision. Capitalized terms used but not otherwise defined in this announcement have the meaning ascribed to them in the Invitation Term Sheet.

The Invitation is expected to expire at 4.00pm (London time) on 19 September 2018 (the “Expiration Deadline”). Announcement of the final aggregate principal amount of the Bonds accepted for purchase in the Invitation will be made as soon as reasonably practicable after the Expiration Deadline. Holders must submit valid Tender Instructions prior to the Expiration Deadline in order for such Bonds to be eligible for purchase. Tender Instructions may be submitted to the Tender Agent via Euroclear Bank SA/NV and Clearstream Banking S.A.

Holders are advised to check with any bank, securities broker or other intermediary (including any person shown in the records of the relevant Clearing System as a holder of the Bonds (a “Direct Participant”)) through which they hold their Bonds as to the deadlines by which such intermediary would require receipt of instructions to participate in, or withdraw their Tender Instructions to participate in, the Invitation to meet the deadline set out above.

The deadlines set by any such intermediary (including any Direct Participant of a Clearing System) are likely to be earlier than the deadline specified above or in the Invitation Term Sheet.

Tender Instructions will be irrevocable, except in the limited circumstances described in the Invitation Term Sheet. Any Bonds that are not tendered and accepted for purchase pursuant to the Invitation will remain outstanding.

Subject to applicable law and as provided in the Invitation Term Sheet, the Purchaser may, in its sole discretion, extend, reopen, amend, waive any condition of or terminate the Invitation at any time. Details of any such extension, reopening, amendment, waiver or termination will be announced as soon as reasonably practicable after the relevant decision is made.

Settlement of the Invitation is expected to occur on or around 24 September 2018.

Clean Up Call

Holders are advised that if 10% or fewer of the aggregate principal amount of the Bonds originally issued remain outstanding after the Settlement Date, the Purchaser intends to exercise its option to redeem the Bonds in accordance with the terms and conditions of the Bonds.

Resident Canadian Holders

The Purchaser has applied for and has received relief from the issuer bid requirements set out in Part 2 of National Instrument 62-104 Take-Over Bids and Issuer Bids (“NI 62-104”). Canadian Holders are advised that as the Invitation has been made to Canadian Holders, it constitutes an issuer bid as defined in NI 62-104 and is subject to the requirements of Part 2 of NI 62-104 (the “Issuer Bid Requirements”), unless an exemption from the Issuer Bid Requirements is available and as the Invitation, has been made to Canadian Holders, it also constitutes an issuer bid as defined in Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions (“MI 61-101”) and would be subject to the requirements of Part 3 of MI 61-101 (the “MI 61-101 Requirements”). Accordingly, Canadian Holders do not have the benefit of the protections provided by: (i) the Issuer Bid Requirements; and (ii) the protections relating to issuer bids provided by the MI 61-101 Requirements, which among other things, require the Purchaser to obtain a formal valuation for the Bonds and provide disclosure relating thereto. In addition, Holders located in or resident in Canada will be required to provide a completed, dated and signed confirmation and consent in the form appended to the Invitation Term Sheet. If a Canadian Holder does not provide a completed, dated and signed confirmation and consent in the form appended to the Invitation Term Sheet, such Canadian Holder will not be able to participate in the Invitation and the Purchaser will not purchase the Bonds of such Canadian Holder offered for purchase pursuant to the Invitation. Further details are available in the Invitation Term Sheet.

Concurrent Financing

Concurrent but separate from the Invitation, Just Energy has today announced it has entered into a US$250 million (approximately C$325 million equivalent) non-revolving multi-draw senior unsecured term loan facility (the “Loan”). Just Energy intends to partially use the net proceeds of the Loan to fund purchases of Bonds pursuant to the Invitation, including accrued interest and related expenses. A separate press release has been published with additional details on the Loan.

Inside Information

This announcement relates to the disclosure of information that qualified, or may have qualified, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

Any enquiries relating to the Purchaser regarding this announcement should be directed to:

Just Energy

First Canadian Place
100 King Street West, Suite 2630
Toronto, Ontario M5X 1E1
Canada

Email: jbrown@justenergy.com
Telephone: 713-544-8191
Attention: Jim Brown, Chief Financial Officer

Requests for information in relation to the procedures for participating in the Invitation should be directed to:

Tender Agent

Lucid Issuer Services Limited
Tankerton Works
12 Argyle Walk
London WC1H 8HA

Email: justenergy@lucid-is.com
Telephone: +44 (0) 20 7704 0880
Attention: Paul Kamminga

Requests for information in relation to the Invitation should be directed to the Lead Dealer Manager as follows:

Outside Canada

HSBC Bank plc
8 Canada Square
London, E14 5HQ
United Kingdom

Email: ilyas.amlani@hsbcib.com or tony.sand@hsbcib.com
Telephone: +44 20 7991 7689 or +44 20 7991 5271
Attention: Ilyas Amlani or Tony Sand

In Canada

HSBC Securities (Canada) Inc.
70 York Street
Toronto, Ontario
M5J 2S9 Canada

Email: jay_lewis@hsbc.ca
Telephone: +1 416 868 3941
Attention: Jay Lewis

THE DEALER MANAGERS AND THE TENDER AGENT ARE ACTING ON BEHALF OF THE purchaser AND NO ONE ELSE IN CONNECTION WITH THE INVITATION AND WILL NOT BE RESPONSIBLE TO ANY OTHER PERSON FOR PROVIDING THE PROTECTIONS AFFORDED TO CLIENTS OF THE DEALER MANAGERS OR THE TENDER AGENT, OR FOR PROVIDING ADVICE IN RELATION TO THE INVITATION. NEITHER THE DEALER MANAGERS NOR THE TENDER AGENT OWE ANY DUTY TO ANY HOLDER OF THE BONDS. NONE OF THE DEALER MANAGERS, THE TENDER AGENT OR ANY OF THEIR RESPECTIVE DIRECTORS, OFFICERS, EMPLOYEES, ADVISERS OR AGENTS ACCEPTS ANY RESPONSIBILITY OR LIABILITY WHATSOEVER FOR OR MAKES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AS TO THE TRUTH, ACCURACY OR COMPLETENESS OF THE INFORMATION IN THIS announcement (OR WHETHER ANY INFORMATION HAS BEEN OMITTED FROM this announcement) OR ANY OTHER INFORMATION RELATING TO THE purchaser, ITS SUBSIDIARIES OR ASSOCIATED COMPANIES, OR FOR ANY LOSS HOWSOEVER ARISING FROM ANY USE OF THIS announcement OR ITS CONTENTS OR OTHERWISE ARISING IN CONNECTION THEREWITH

THIS ANNOUNCEMENT DOES NOT CONSTITUTE AN INVITATION TO PARTICIPATE IN THE INVITATION IN ANY JURISDICTION IN WHICH, OR TO OR FROM ANY PERSON TO OR FROM WHOM, IT IS UNLAWFUL TO MAKE SUCH INVITATION UNDER APPLICABLE SECURITIES LAWS. THE DISTRIBUTION OF THIS ANNOUNCEMENT IN CERTAIN JURISDICTIONS MAY BE RESTRICTED BY LAW. PERSONS INTO WHOSE POSSESSION THIS ANNOUNCEMENT COMES ARE REQUIRED BY EACH OF JUST ENERGY, THE TENDER AGENT AND THE DEALER MANAGERS TO INFORM THEMSELVES ABOUT, AND TO OBSERVE, ANY SUCH RESTRICTIONS

UNITED STATES

THE INVITATION IS NOT BEING MADE AND WILL NOT BE MADE DIRECTLY OR INDIRECTLY IN OR INTO, OR BY USE OF THE MAILS OF, OR BY ANY MEANS OR INSTRUMENTALITY OF INTERSTATE OR FOREIGN COMMERCE OF, OR ANY FACILITIES OF A NATIONAL SECURITIES EXCHANGE OF, THE UNITED STATES. THIS INCLUDES, BUT IS NOT LIMITED TO, FACSIMILE TRANSMISSION, ELECTRONIC MAIL, TELEX, TELEPHONE AND THE INTERNET. ACCORDINGLY, COPIES OF THIS ANNOUNCEMENT AND ANY OTHER DOCUMENTS OR MATERIALS RELATING TO THE INVITATION ARE NOT BEING, AND MUST NOT BE, DIRECTLY OR INDIRECTLY MAILED OR OTHERWISE TRANSMITTED, DISTRIBUTED OR FORWARDED IN OR INTO THE UNITED STATES AND BONDS CANNOT BE OFFERED FOR PURCHASE IN THE INVITATION BY ANY SUCH USE, MEANS, INSTRUMENTS OR FACILITIES OR FROM WITHIN THE UNITED STATES OR BY PERSONS LOCATED OR RESIDENT IN THE UNITED STATES, AS DEFINED IN REGULATION S OF THE US SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”). FAILURE TO COMPLY WITH THESE RESTRICTIONS MAY RESULT IN A VIOLATION OF APPLICABLE LAWS AND ANY PURPORTED OFFER OF BONDS FOR PURCHASE RESULTING DIRECTLY OR INDIRECTLY FROM A VIOLATION OF THESE RESTRICTIONS WILL BE INVALID AND OFFERS OF BONDS FOR PURCHASE MADE BY A PERSON LOCATED IN THE UNITED STATES OR ANY AGENT, FIDUCIARY OR OTHER INTERMEDIARY ACTING ON A NON-DISCRETIONARY BASIS FOR A NOMINEE GIVING INSTRUCTIONS FROM WITHIN THE UNITED STATES WILL NOT BE ACCEPTED

THIS ANNOUNCEMENT IS NOT AN OFFER OF SECURITIES FOR SALE OR AN INVITATION TO OFFER OR SELL SECURITIES IN THE UNITED STATES. SECURITIES MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT. THE PURPOSE OF THIS ANNOUNCEMENT IS LIMITED TO THE INVITATION AND THIS ANNOUNCEMENT MAY NOT BE SENT OR GIVEN TO A PERSON IN THE UNITED STATES. EACH HOLDER OF BONDS PARTICIPATING IN THE INVITATION WILL REPRESENT THAT IT IS NOT LOCATED IN THE UNITED STATES AND IS NOT PARTICIPATING IN THE INVITATION FROM THE UNITED STATES, OR IT IS ACTING ON A NON-DISCRETIONARY BASIS FOR A PRINCIPAL LOCATED OUTSIDE THE UNITED STATES THAT IS NOT GIVING AN ORDER TO PARTICIPATE IN THE INVITATION FROM THE UNITED STATES

FOR THE PURPOSES OF THIS AND THE ABOVE TWO PARAGRAPHS, “UNITED STATES” MEANS THE UNITED STATES OF AMERICA, ITS TERRITORIES AND POSSESSIONS, ANY STATE OF THE UNITED STATES OF AMERICA AND THE DISTRICT OF COLUMBIA

UNITED KINGDOM

THE COMMUNICATION OF THIS ANNOUNCEMENT BY JUST ENERGY AND ANY OTHER DOCUMENTS OR MATERIALS RELATING TO THE INVITATION IS NOT BEING MADE, AND SUCH DOCUMENTS AND/OR MATERIALS HAVE NOT BEEN APPROVED, BY AN AUTHORISED PERSON FOR THE PURPOSES OF SECTION 21 OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (THE “FSMA”). ACCORDINGLY, SUCH DOCUMENTS AND/OR MATERIALS ARE NOT BEING DISTRIBUTED TO, AND MUST NOT BE PASSED ON TO, THE GENERAL PUBLIC IN THE UNITED KINGDOM. THE COMMUNICATION OF SUCH DOCUMENTS AND/OR MATERIALS IS EXEMPT FROM THE RESTRICTION ON FINANCIAL PROMOTIONS UNDER SECTION 21 OF THE FSMA ON THE BASIS THAT IT IS ONLY DIRECTED AT AND MAY ONLY BE COMMUNICATED TO (1) PERSONS WHO HAVE PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS, BEING INVESTMENT PROFESSIONALS AS DEFINED IN ARTICLE 19 OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005 (THE “FPO”); (2) PERSONS WHO FALL WITHIN ARTICLE 43(2) OF THE FPO; OR (3) ANY OTHER PERSONS TO WHOM THESE DOCUMENTS AND/OR MATERIALS MAY LAWFULLY BE COMMUNICATED. ANY INVESTMENT OR INVESTMENT ACTIVITY TO WHICH THIS ANNOUNCEMENT RELATES IS AVAILABLE ONLY TO SUCH PERSONS OR WILL BE ENGAGED IN ONLY WITH SUCH PERSONS AND OTHER PERSONS SHOULD NOT RELY ON IT

CANADA

THE INVITATION IS NOT BEING EFFECTED IN CANADA PURSUANT TO THE ISSUER BID REQUIREMENTS AND THE MI 61-101 REQUIREMENTS. THE PURCHASER HAS APPLIED TO THE CANADIAN SECURITIES ADMINISTRATORS FOR, AND RECEIVED, AN EXEMPTION FROM THE REQUIREMENTS THAT THE PURCHASER COMPLY WITH THE ISSUER BID REQUIREMENTS IN PART 2 OF NI62-104 AND THE MI 61-101 REQUIREMENTS. ACCORDINGLY, HOLDERS OF BONDS THAT ARE LOCATED OR RESIDENT IN CANADA DO NOT HAVE THE BENEFIT OF THE PROTECTIONS PROVIDED BY THE ISSUER BID REQUIREMENTS AND THE MI 61-101 REQUIREMENTS, WHICH AMONG OTHER THINGS, REQUIRE THE PURCHASER TO OBTAIN A FORMAL VALUATION FOR THE BONDS AND PROVIDE DISCLOSURE RELATING THERETO. IN ORDER TO PARTICIPATE IN THE INVITATION, HOLDERS OF BONDS THAT ARE LOCATED OR RESIDENT IN CANADA MUST FIRST COMPLETE, DATE AND SIGN A “CONFIRMATION AND CONSENT”, THE FORM OF WHICH IS ATTACHED TO THE INVITATION TERM SHEET AND SUBMIT THE SAME TO THE TENDER AGENT AT OR PRIOR TO THE EXPIRATION DEADLINE

FRANCE

THE INVITATION IS NOT BEING MADE, DIRECTLY OR INDIRECTLY, TO THE PUBLIC IN THE REPUBLIC OF FRANCE (“FRANCE”). NEITHER THIS ANNOUNCEMENT NOR ANY OTHER DOCUMENT OR MATERIAL RELATING TO THE INVITATION HAS BEEN OR SHALL BE DISTRIBUTED TO THE PUBLIC IN FRANCE AND ONLY: (I) PROVIDERS OF INVESTMENT SERVICES RELATING TO PORTFOLIO MANAGEMENT FOR THE ACCOUNT OF THIRD PARTIES (PERSONNES FOURNISSANT LE SERVICE D’INVESTISSEMENT DE GESTION DE PORTEFEUILLE POUR COMPTE DE TIERS); AND/OR (II) QUALIFIED INVESTORS (INVESTISSEURS QUALIFIÉS), ACTING FOR THEIR OWN ACCOUNT, ALL AS DEFINED IN, AND IN ACCORDANCE WITH, ARTICLES L.411-1, L.411-2 AND D.411-1 OF THE FRENCH CODE MONÉTAIRE ET FINANCIER ARE ELIGIBLE TO PARTICIPATE IN THE INVITATION. THIS ANNOUNCEMENT HAS NOT BEEN SUBMITTED FOR CLEARANCE TO THE AUTORITÉ DES MARCHÉS FINANCIERS

ITALY

NONE OF THE INVITATION, THIS ANNOUNCEMENT OR ANY OTHER DOCUMENTS OR MATERIALS RELATING TO THE INVITATION HAVE BEEN OR WILL BE SUBMITTED TO THE CLEARANCE PROCEDURE OF THE COMMISSIONE NAZIONALE PER LE SOCIETÀ E LA BORSA (CONSOB) PURSUANT TO ITALIAN LAWS AND REGULATIONS. THE INVITATION IS BEING CARRIED OUT IN THE REPUBLIC OF ITALY AS AN EXEMPTED OFFER PURSUANT TO ARTICLE 101-BIS, PARAGRAPH 3-BIS OF THE LEGISLATIVE DECREE NO. 58 OF 24 FEBRUARY 1998, AS AMENDED (THE “FINANCIAL SERVICES ACT”) AND ARTICLE 35-BIS, PARAGRAPH 4 OF CONSOB REGULATION NO. 11971 OF 14 MAY 1999, AS AMENDED (THE “ISSUERS' REGULATION”). A HOLDER OF BONDS LOCATED IN THE REPUBLIC OF ITALY CAN TENDER BONDS THROUGH AUTHORISED PERSONS (SUCH AS INVESTMENT FIRMS, BANKS OR FINANCIAL INTERMEDIARIES PERMITTED TO CONDUCT SUCH ACTIVITIES IN THE REPUBLIC OF ITALY IN ACCORDANCE WITH THE FINANCIAL SERVICES ACT, CONSOB REGULATION NO. 20307 OF 15 FEBRUARY 2018, AS AMENDED FROM TIME TO TIME, AND LEGISLATIVE DECREE NO. 385 OF SEPTEMBER 1, 1993, AS AMENDED) AND IN COMPLIANCE WITH APPLICABLE LAWS AND REGULATIONS OR WITH REQUIREMENTS IMPOSED BY CONSOB OR ANY OTHER ITALIAN AUTHORITY. EACH INTERMEDIARY MUST COMPLY WITH THE APPLICABLE LAWS AND REGULATIONS CONCERNING INFORMATION DUTIES VIS-À-VIS ITS CLIENTS IN CONNECTION WITH THE BONDS OR THE INVITATION.

GENERAL

THIS ANNOUNCEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR BUY OR A SOLICITATION OF AN OFFER TO SELL OR BUY THE BONDS, AS APPLICABLE (AND OFFERS OF BONDS FOR PURCHASE IN THE INVITATION WILL NOT BE ACCEPTED FROM HOLDERS), IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. IN THOSE JURISDICTIONS WHERE THE SECURITIES, BLUE SKY OR OTHER LAWS REQUIRE THE INVITATION TO BE MADE BY A LICENSED BROKER OR DEALER AND ANY OF THE DEALER MANAGERS OR THEIR RESPECTIVE AFFILIATES IS SUCH A LICENSED BROKER OR DEALER IN SUCH JURISDICTIONS, THE INVITATION SHALL BE DEEMED TO BE MADE BY SUCH DEALER MANAGER OR SUCH AFFILIATE (AS THE CASE MAY BE) ON BEHALF OF THE PURCHASER IN SUCH JURISDICTIONS

About Just Energy Group Inc.
Established in 1997, Just Energy (NYSE:JE, TSX:JE) is a leading retail energy provider specializing in electricity and natural gas commodities, energy efficiency solutions, and renewable energy options.  With offices located across the United States, Canada, the United Kingdom, Germany, and Ireland Just Energy serves approximately 1.5 million residential and commercial customers providing homes and businesses with a broad range of energy solutions that deliver comfort, convenience and control. Just Energy Group Inc. is the parent company of Amigo Energy, Green Star Energy, Hudson Energy, Just Energy Solar, Tara Energy and TerraPass.

FORWARD-LOOKING STATEMENTS
Just Energy's press releases may contain forward-looking statements and forward-looking information (collectively, “forward-looking statements”) including statements and information pertaining to: the completion of the Invitation and the timing thereof; the redemption of the Bonds if 10% or fewer of the aggregate principal amount of the Bonds originally issued remain outstanding after the Settlement Date; and the concurrent financing. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include but are not limited to: willingness of Bondholders to offer their Bonds prior to the Expiration Deadline; levels of customer natural gas and electricity consumption; rates of customer additions and renewals; rates of customer attrition; fluctuations in natural gas and electricity prices and interest and exchange rates; changes in regulatory regimes and decisions by regulatory authorities, including actions taken by governmental authorities; energy marketing regulation; increases in taxes and changes in government regulations and incentive programs; competition; dependence on certain suppliers; the ability of management to execute Just Energy’s business plan; extreme weather conditions; risks inherent in marketing operations, including credit risk; potential delays or changes in plans with respect to capital expenditures and the availability of capital on acceptable terms; inability to obtain required consents, permits or approvals; incorrect assessments of the value of acquisitions; competition for, among other things, customers, supply, capital and skilled personnel; the results of litigation; volatility in the stock markets and in market valuations; and general economic and business conditions in North America and globally. These risks are not necessarily all of the risks that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors could also have a material adverse effect on future results. We undertake no obligation to update publically any forward-looking statement whether as a result of new information or future events.